SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 14D-1
                            (Amendment No. 45)
           Tender Offer Statement Pursuant to Section 14(d)(1)
                  of the Securities Exchange Act of 1934

                               Conrail Inc.
                        (Name of Subject Company)

                       Norfolk Southern Corporation
                     Atlantic Acquisition Corporation
                                (Bidders)

                 Common Stock, par value $1.00 per share
         (Including the associated Common Stock Purchase Rights)
                      (Title of Class of Securities)

                               208368 10 0
                  (CUSIP Number of Class of Securities)

                     Series A ESOP Convertible Junior
                    Preferred Stock, without par value
         (Including the associated Common Stock Purchase Rights)
                      (Title of Class of Securities)

                              Not Available
                  (CUSIP Number of Class of Securities)

                           James C. Bishop, Jr.
                       Executive Vice President-Law
                       Norfolk Southern Corporation
                          Three Commercial Place
                       Norfolk, Virginia 23510-2191
                        Telephone: (757) 629-2750
         (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of Bidder)

                             with a copy to:
                          Randall H. Doud, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York 10022
                        Telephone: (212) 735-3000



        This Amendment No. 45 amends the Tender Offer Statement on
Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase up to an aggregate of 8,200,000 shares of
(i) Common Stock, par value $1.00 per share (the "Common Shares"), and
(ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement to the Offer to Purchase, dated November 8, 1996 (the "First Supplement"), the Second Supplement to the Offer to Purchase, dated December 20, 1996 (the "Second Supplement"), the Third Supplement to the Offer to Purchase, dated January 22, 1997 (the "Third Supplement") and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement, the Second Supplement, the Third Supplement or the Schedule 14D-1.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

        Item 3 is hereby amended and supplemented by the following:

        (b) On January 29, 1997, at the quarterly analysts' meeting to discuss Parent's 1996 financial results, Mr. Goode indicated, among other things, that a meeting was scheduled for Friday, January 31, 1997 with representatives of the Company and CSX to discuss matters relating to Parent's and CSX's offers for the Company.

Item 10.  Additional Information.

        Item 10 is hereby amended and supplemented by the following:

        (e) On January 28, 1997, the Third Circuit scheduled oral arguments to hear Plaintiffs' pending appeals from the District Court in the Pennsylvania Litigation for 10:30 a.m. on February 25, 1997.


                                SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 1997

                               NORFOLK SOUTHERN CORPORATION


                               By: /s/ JAMES C. BISHOP, JR.
                               Name:  James C. Bishop, Jr.
                               Title: Executive Vice President-Law


                               ATLANTIC ACQUISITION CORPORATION


                               By: /s/ JAMES C. BISHOP, JR.
                               Name:  James C. Bishop, Jr.
                               Title: Vice President and General Counsel